Exhibit 12.1

Targa Resources Partners LP
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(In millions)
Pre-tax income from continuing operations	$(258.0)	$(229.0)	$(58.7)	$509.9	$261.5

Fixed charges:
Interest expense and amortization of debt issuance costs	217.8	233.5	207.8	143.8	131.0
Capitalized interest	14.3	8.3	13.2	16.1	28.0
Operating lease payments	17.3	16.5	15.3	8.2	7.8
Distributions to preferred unitholders	11.3	11.3	2.4	-	-
Total fixed charges	260.7	269.6	238.7	168.1	166.8
Amortization of capitalized interest	4.7	4.1	3.6	2.8	1.7
Equity loss (earnings) of unconsolidated affiliates	17.0	14.3	2.5	(18.0)	(14.8)
Distributed income of unconsolidated affiliates	12.5	4.1	13.8	23.7	12.0
Capitalized interest	(14.3)	(8.3)	(13.2)	(16.1)	(28.0)
Income as adjusted	$22.6	$54.8	$186.7	$670.4	$399.2

Ratio of earnings to fixed charges	(1)	(1)	(1)	4.0	2.4

(1) The ratio coverage for the years ended December 31, 2017, 2016, and 2015 were less than 1:1. The registrant would have needed to generate additional earnings of $238.1 million, $214.8 million, and $52.0 million, respectively, to achieve a coverage of 1:1 for those periods.